October 2, 2019

VIA EDGAR

Gus Rodriguez and Michelle Miller

Office of Financial Services

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:     Bank Bradesco

Form 20-F for the Fiscal Year Ended December 31, 2018

Filed on April 30, 2019

File No. 001-15250

Dear Mr. Rodriguez and Ms. Miller:

On April 30, 2019, Bank Bradesco, referred to herein as the “Company”, filed with the United States Securities and Exchange Commission its annual report on Form 20-F, for the fiscal year ended December 31, 2018, referred to herein as the “Annual Report.” The Company received a letter, dated September 18, 2019, with comments from the staff of the United States Securities and Exchange Commission on the Annual Report.

The following is the Company’s response to the staff’s comments contained in its letter dated September 18, 2019. Capitalized terms used but not defined herein are used as defined in the Annual Report.

Form 20-F for the Fiscal Year ended December 31, 2018

Note 27. Loans and advances to customers, page F-106

1.     Please disaggregate, in future filings, the following disclosures by portfolio type (such as working capital, personal credit, etc.):

•      Reconciliation of gross book value of loans and advances to clients as presented on page F-107; and

•      Reconciliation of expected losses from loans and advances to clients as presented on page F-107.

Refer to IFRS 7.35(B) and (F) and 7.B.8.

           In response to the staff's comments, the Company will provide, in future filings, a breakdown of the reconciliation of (i) gross book value of loans and advances to clients and (ii) expected losses from loans and for the advances to clients. In order to provide information that is appropriate and relevant to the needs of the users of the financial statements, the Company is currently assessing the level of aggregation / disaggregation that it will apply to the products presented in the first table on page F-107 of Form 20-F for the Fiscal Year ended December 31, 2018.

Mr. Gus Rodriguez / Ms. Michelle Miller

United States Securities and Exchange Commission

October, 02 2019

2.     In your reconciliation of expected losses from loans and advances to clients you disclose a line item for “constitution/reversion.” In future filings, please disaggregate the “constitution/reversion” line item to disclose amounts due to transfers between stages, including the remeasurement impact, originations, settlements, modifications, changes in economic factors, changes in model inputs and model changes. Refer to IFRS 7.35I.

             In response to the staff's comments, for upcoming filings, the Company will improve the disclosure related to its line item “constitution/reversion”, in order to provide the further details requested by the staff.

3.     Please also disclose how you determine when there is a significant increase in credit risk.

Refer to IFRS 7.35F(a).

In response to the staff's comments, the Company notes that its financial statements as of and for the year ended December 31, 2018 as included as part of its Annual Report contain disclosure about the determination of the significant increase in credit risk on page F-46 of the Annual Report. However, for future filings, the Company will improve its disclosure by adding the sentence underlined below to the existing disclosure included in its financial statements and will also improve the disclosure about the criteria considered to identify a significant increase in credit risk and the impact on the stages:

Measurement of credit risk

Periodically, the Company evaluates the expected losses of the exposures subject to credit risk by means of statistical models and internal processes, considering the historical loss experience, which comprises approximately 8 years, as well as the current quality and characteristics of clients and operations, including their guarantees. Macroeconomic information is also used in the measurement by means of econometric models that incorporate the current and prospective effects of economic variables in the estimates of expected loss. The main macroeconomic variables used in this process are linked to interest rates, inflation rates and internal and external economic activity indexes.

The significant increase in credit risk is determined through different indicators for classification in stages, according to the client's profile, the product type and the current payment status. Below we present the breakdown of segments, according to the relevant stages and indicators.

Mr. Gus Rodriguez / Ms. Michelle Miller

United States Securities and Exchange Commission

October, 02 2019

Retail Segment:

•      Stage 1: up-to-date exposure or 30 days in arrears;

•      Stage 2: exposure between 31 and 90 days in arrears, except for any residential real estate financing that is between 31 and 180 days in arrears, or classified as  medium or high risk pursuant to our internal ratings;

•      Stage 3 (Default or "impaired"): exposure over 90 days in arrears, except for any residential real estate financing that is above180 days in arrears.

Wholesale Segment:

•      Stage 1: up-to-date exposure or 30 days in arrears;

•      Stage 2: exposure between 31 and 90 days in arrears, except for any residential real estate financing that is between 31 and 180 days in arrears, or classified as medium or high risk pursuant to our internal ratings;

•      Stage 3 (Default or "impaired"): material exposure due beyond 90 days, except for any residential real estate financing, which is due over 180 days and/or that showed signs that it would not be honored at the agreed conditions without the execution of guarantees, such as: bankruptcy events, judicial recovery and restructuring of debts.

* * * *

In accordance with your request, we acknowledge that:

•        the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•        staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•        the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company is grateful for your assistance in this matter and we hope that the response adequately addresses the staff’s comment. Please contact us, if you have any comments or questions regarding the Company’s responses to the staff’s comments and the Annual Report.

Sincerely,

/s/ Octavio de Lazari Junior

Octavio de Lazari Junior
Diretor Presidente

Enclosures

Cc:      Mr. Rodrigo Lia

           KPMG Auditores Independentes

Mr. Gus Rodriguez / Ms. Michelle Miller

United States Securities and Exchange Commission

October, 02 2019

           Mr.  Anand Saha

           Clifford Chance US LLP